EXHIBIT 99.1

First Mining Gold Corp.

Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Presented in thousands of Canadian dollars unless otherwise noted)

(Unaudited)

FIRST MINING GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT JUNE 30, 2026 AND DECEMBER 31, 2025

(Unaudited - Presented in thousands of Canadian dollars unless otherwise noted)

	June 30, 2026	December 31, 2025

Assets
Current
Cash and cash equivalents	$37,296	$43,346
Assets held for sale	-	27,060
Marketable securities (Note 3)	3,236	2,006
Prepaid expenses, accounts and other receivables (Note 4)	1,796	1,461
Total current assets	42,328	73,873

Non-current
Mineral properties (Note 5)	287,562	251,497
Investment in Seva Mining Corp. (Note 6)	23,340	-
Investment in PC Gold Inc. (Note 7)	14,297	21,524
Property and equipment	1,701	1,694
Deferred consideration receivable on stockpile (Note 6)	1,738	-
Other assets	165	204
Total non-current assets	328,803	274,919
TOTAL ASSETS	$371,131	$348,792

LLIABILITIES
Current
Accounts payable and accrued liabilities (Note 9)	$13,654	$13,802
Liabilities directly associated with assets held for sale	-	373
Property consideration payable (Note 5(a))	7,105	-
Lease liability	83	78
Flow-through share premium liability (Note 10)	827	1,280
Provision for environmental remediation (Note 5(b))	1,927	2,806
Option - PC Gold (Note 7)	-	4,692
Other liabilities	-	200
Total current liabilities	23,596	23,231

Non-current
Lease liability	54	97
Pickle Crow reclamation liability (Note 7)	101	151
Silver Stream derivative liability (Note 8)	124,823	107,260
Total non-current liabilities	124,978	107,508
TOTAL LIABILITIES	$148,574	$130,739

SHAREHOLDERS’ EQUITY
Share capital (Note 11)	436,200	418,169
Warrant and share-based payment reserve (Note 11)	66,773	62,866
Accumulated other comprehensive loss	(2,792)	(4,168)
Accumulated deficit	(277,624)	(258,814)
Total shareholders’ equity	222,557	218,053
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$371,131	$348,792
Subsequent Events (Note 16)

The consolidated financial statements were approved by the Board of Directors:

Signed: “Keith Neumeyer”, Director	Signed: “Raymond Polman”, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

2

FIRST MINING GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(Unaudited - Presented in thousands of Canadian dollars unless otherwise noted)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025

OPERATING EXPENSES (Note 12)
General and administration	$(1,427)	$(1,220)	$(3,084)	$(2,348)
Exploration and evaluation	(249)	(225)	(501)	(435)
Investor relations and marketing communications	(734)	(507)	(1,222)	(929)
Corporate development and due diligence	(246)	(174)	(518)	(410)
Loss from operational activities	(2,656)	(2,126)	(5,325)	(4,122)

OTHER ITEMS
Gain on partial disposal of PC Gold (Note 7)	517	-	517	-
Interest and other income	266	64	548	94
Marketable securities fair value gain	-	252	-	285
Foreign exchange gain/(loss)	156	(205)	295	(199)
Other income/(expenses)	480	(23)	(79)	(48)
Fair value loss on Silver Stream liability (Note 8)	(4,692)	(3,499)	(17,563)	(20,745)
Share of loss of associates accounted for using the equity method (Note 6, 7)	(1,467)	(1)	(1,529)	(3)
Fair value gain on financial investment of Stockpile	18	-	18	-
Gain /(loss) on disposal of subsidiary (Note 6(c))	(477)	-	4,087	-
Loss before income taxes	$(7,927)	$(5,538)	$(19,031)	$(24,738)
Current income tax expense	(369)	-	(369)	-
Deferred income tax recovery	369	528	453	641
Net loss for the period	$(7,927)	$(5,010)	$(18,947)	$(24,097)

OTHER COMPREHENSIVE LOSS
Items that will not be reclassified to net income/(loss):
Fair value gain/(loss) on marketable securities	430	8	1,376	(60)
Other comprehensive income/(loss)	430	8	1,376	(60)
Net loss and comprehensive loss for the period	$(7,497)	$(5,002)	$(17,571)	$(24,157)
Loss per share
Basic and Diluted	$(0.01)	$(0.00)	$(0.01)	$(0.02)
Weighted average number of shares outstanding
Basic	1,386,727,279	1,083,070,076	1,377,349,191	1,081,657,364
Diluted	1,385,081,289	1,083,118,236	1,364,533,131	1,084,874,124

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3

FIRST MINING GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(Unaudited - Presented in thousands of Canadian dollars unless otherwise noted)

	Six months ended June 30
	2026	2025

Cash flows from operating activities
Net loss for the period	$(18,947)	$(24,097)
Adjustments for non-cash items:
Share-based payments (Note 11(d))	1,335	880
Depreciation	222	241
(Gain)/loss on sale of marketable securities	-	(285)
Gain on partial disposal of PC Gold	(517)	-
Fair value loss on Silver Stream derivative liability (Note 8)	17,563	20,745
Accrued interest receivable	(3)	(3)
Gain on disposal of subsidiary	(4,087)	-
Other expenses/(income)	429	(73)
Unrealized foreign exchange (gain)/loss	(293)	244
Deferred income tax recovery	(453)	(641)
Shares issued for marketing services	38	38
Equity and dilution loss on equity accounted associates	1,529	3
Equity income in financial assets of Stockpile	(18)	-
Operating cash flows before movements in working capital	(3,202)	(2,948)
Changes in non-cash working capital items:
(Increase)/Decrease in accounts and other receivables	(150)	424
(Increase)/Decrease in prepaid expenditures	(138)	92
(Decrease)/Increase in accounts payables and accrued liabilities	(924)	(488)
Total cash used in operating activities	$(4,414)	$(2,920)
Cash flows from investing activities
Mineral property expenditures (Note 5)	(17,921)	(11,720)
Proceeds from sale of investments	146	2,026
Proceeds from sale of Cameron Gold (Note 6)	5,000	-
Proceeds from sale of partial interest in PC Gold (Note 7)	3,000	-
Property and equipment purchases	(194)	(36)
Cash expended in acquisitions	(1,721)	-
Investment in Guaranteed Investment Certificate	-	(400)
Total cash used by investing activities	$(11,690)	$(10,130)
Cash flows from financing activities
Share issuance cost	(124)	-
Proceeds from exercise of options and warrants	9,931	-
Repayment of lease liability	(38)	(11)
Finance costs paid for lease liability	(8)	(11)
Cash received from Silver Stream	-	7,155
Total cash provided by financing activities	$9,761	$7,133
Foreign exchange effect on cash	293	(244)
Change in cash and cash equivalents	(6,050)	(6,161)
Cash and cash equivalents, beginning	43,346	11,351
Cash and cash equivalents, ending	$37,296	$5,190
Cash	37,127	5,021
Term deposits	169	169
Cash and cash equivalents, ending	$37,296	$5,190

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4

FIRST MINING GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(Presented in thousands of Canadian dollars, except share and per share amounts)

	Number of common shares	Share capital	Shares to be issued	Warrant reserve	Share-based payment reserve	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
Balance as at December 31, 2024	1,079,863,747	$373,630	$-	$28,099	$29,014	$(5,406)	$(180,895)	$244,442
Shares issued for Springpole purchase option extension	1,000,000	135	-	-	-	-	-	135
Shares issued for marketing service	818,000	115	-	-	-	-	-	115
Silver Stream warrant revaluation	-	-	-	1,287	-	-	-	1,287
PSU reassessment for 2022 grant	-	-	-	-	(180)	-	-	(180)
Settlement of restricted share units	1,194,796	135	-	-	(135)	-	-	-
Settlement of performance share units	455,000	108	-	-	(108)	-	-	-
Share-based payments	-	-	-	-	1,492	-	-	1,492
Loss for the period	-	-	-	-	-	-	(24,097)	(24,097)
Other comprehensive loss	-	-	-	-	-	(60)	-	(60)
Balance as at June 30, 2025	1,083,331,543	$374,123	$-	$29,386	$30,083	$(5,466)	$(204,992)	$223,134

Balance as at December 31, 2025	1,343,755,162	$418,169	$-	$31,694	$31,172	$(4,168)	$(258,814)	$218,053
Financing issuance Cost	-	81	-	-	-	-	-	81
Exercise of options (Note 11(d))	7,157,500	3,784	-	-	(1,362)	-	-	2,422
Exercise of warrants (Note 11(c))	32,234,279	8,564	-	(1,055)	-	-	-	7,509
Shares issued on acquisition of mineral properties (Note 5(a))	7,017,000	4,642	-	-	-	-	-	4,642
Common share obligation (Note 11(b))	3,535,906	666	4,614	-	-	-	-	5,280
Settlement of restricted share units (Note 11(e))	1,965,050	210	-	-	(210)	-	-	-
Settlement of performance share units (Note 11(f))	1,000,000	221	-	-	(221)	-	-	-
Sunset Clause cancellation	(426,614)	(137)	-	-	-	-	137	-
Share-based payments (Note 11(d))	-	-	-	-	2,141	-	-	2,141
Loss for the period	-	-	-	-	-	-	(18,947)	(18,947)
Other comprehensive income/(loss)	-	-	-	-	-	1,376	-	1,376
Balance as at June 30, 2026	1,396,238,283	$436,200	$4,614	$30,639	$31,520	$(2,792)	$(277,624)	$222,557

The accompanying notes are an integral part of these condensed interim consolidated financial statements

5

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

1. NATURE OF OPERATIONS

First Mining Gold Corp. (the “Company” or “First Mining”) is a public company which is listed on the Toronto Stock Exchange (the “TSX”) under the symbol “FF”, on the “OTCQX” under the symbol “FFMGF”, and on the Frankfurt Stock Exchange under the symbol “FMG”. The Company’s head office and principal address is Suite 2070 – 1188 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4A2.

First Mining was incorporated on April 4, 2005 and changed its name to First Mining Gold Corp. in January 2018.

First Mining is advancing a portfolio of gold projects in Canada, with the most advanced projects being the Springpole Gold Project in northwestern Ontario and the Duparquet Gold Project in the Abitibi region of Québec. In addition, the Company holds a 20% interest in PC Gold Inc., the legal entity which holds the Pickle Crow gold project which is being advanced by Bellavista Resources Limited (“Bellavista”) formerly owned by FireFly Metals Ltd. (“FireFly Metals”), and a 47.71% interest in Seva Mining Corp. (“Seva Mining”), the Company which is advancing the Cameron Gold Project.

The Company’s unaudited condensed interim consolidated financial statements (“financial statements”) have been prepared on a going concern basis, which contemplates that the Company will be able to continue its operations for at least twelve months from June 30, 2026 and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has not generated revenue from operations to date and may require additional financing or outside participation to undertake further advanced exploration of its mineral properties.

2. BASIS OF PRESENTATION

These financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS® Accounting Standards”) applicable to the preparation of interim financial statements under International Accounting Standard 34 Interim Financial Reporting. These financial statements do not include all disclosures required for annual financial statements. Accordingly, they should be read in conjunction with the Company’s audited financial statements for the years ended December 31, 2025 and 2024.

The financial statements are presented in thousands of Canadian dollars, unless otherwise noted, and tabular amounts are presented in thousands of Canadian dollars. These consolidated annual financial statements include the accounts of the Company and its subsidiaries. The functional currency of the Company and its subsidiaries is the Canadian dollar. In preparing the Company’s financial statements for the three and six months ended June 30, 2026, the Company used the consistent accounting policies, except as described below, methods of computation and accounting policy judgments and estimates as in the annual consolidated financial statements for the year ended December 31, 2025. The Company used accounting policies, methods of computation, judgments and estimates consistent with those applied in the annual consolidated financial statements for the year ended December 31, 2025, except as otherwise disclosed in these interim consolidated financial statements.

The Company adopted the Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7) effective January 1, 2026. Following assessment, the optional exception for derecognition of financial liabilities settled via electronic payment systems (where criteria are met) has been incorporated into the Company's ongoing accounting policies, with no material impact on the condensed interim financial statements.

6

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

2. BASIS OF PRESENTATION (continued)

Certain new accounting standards and interpretations have been published that are either applicable in the current year or not mandatory for the current period. We have assessed these standards and determined they do not have a material impact on the Company in the current reporting period. In addition, the following standards have been issued by the International Accounting Standards Board (“IASB”) and we are currently assessing the impact on our consolidated financial statements.

•	IFRS 18 Presentation and Disclosure in Financial Statements with mandatory application of the standard in annual reporting periods beginning on or after January 1, 2027.

a) Investment in associates

An associate is an entity over which the Company has significant influence. The Company has significant influence over an entity when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control.

The Company’s investment in the common shares of Seva Mining (Note 6) is accounted for as an investment in an associate using the equity method under IAS 28.

Under the equity method, the Company’s investment in the common shares of the associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of net income and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, any other movement in the associate’s reserves, and for impairment losses after the initial recognition date. The Company’s share of income and losses of the associate is recognized in net income during the period.

Dividends and repayment of capital received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment.

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate is impaired. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the investee’s operations, or a significant or prolonged decline in the fair value of the investment below its cost, including a sustained decline in its quoted share price. When there is objective evidence that an investment is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its fair value less costs of disposal and value-in-use. If the recoverable amount of an investment is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period in which the relevant circumstances are identified. As at June 30, 2026, the Company identified no indicators of impairment relating to its investments in associates.

b) Accounting policy judgments and estimation uncertainty

The Company’s management makes judgments in applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of these financial statements requires management to make estimates that affect the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. During the six months ended June 30, 2026, management applied significant judgment and estimation uncertainty in accounting for the disposition of Cameron Gold Operations Ltd. (“Cameron Gold”) and the initial recognition of the Company’s retained interest in Seva Mining.

7

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

2. BASIS OF PRESENTATION (continued)

Loss of control on Cameron Gold Transaction

Management applied judgment in determining that the Company lost control of Cameron Gold on March 10, 2026 and therefore derecognized the subsidiary. In assessing whether control existed, management considered the Company’s ability to direct the relevant activities, and the rights and obligations arising from the transaction and related agreements. Following completion of the transaction, management concluded that the Company retained significant influence, but no control, over Seva Mining, based on its ownership interest, board representation and governance rights, and therefore accounted for the retained interest as an investment in associate using the equity method under IAS 28.

Fair value of Seva Mining share consideration

The Company applied judgment in estimating the fair value of the Seva Mining share consideration, as described in Note 6b. The fair value of the shares at initial recognition was determined using the quoted price of Seva Mining common shares based on a 10-day volume-weighted average price “VWAP” from the first trading day on March 18 to March 31, 2026. A blended discount for lack of marketability (“DLOM”) was applied to reflect reduced liquidity arising from the applicable transfer restrictions in the Amalgamation and Investors Rights Agreement. Because the valuation required the use of assumptions and estimation inputs, the fair value measurement is subject to estimation uncertainty.

Deferred Consideration Receivable – Stockpile Agreement

As part of the consideration received on the sale of Cameron Gold, the Company is entitled to receipt of quarterly participation payments under a stockpile agreement (“Stockpile Agreement”), subject to a minimum aggregate payment of $2.0 million. Management applied judgment in determining the fair value of this receivable at initial recognition. The Company recognized only the fair value of the $2.0 million minimum payment amount, as management concluded that the amount and timing of any variable participation payments in excess of the minimum amount could not be reasonably estimated at the transaction date due to uncertainties relating to processing results, recoveries, commodity prices, deductions and timing of realization. The fair value is assessed at the end of each reporting period, with any resulting changes recognized in profit or loss.

The accounts of material subsidiaries are prepared for the same reporting period as the parent company. All subsidiaries apply consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated. The following table highlights the Company’s material subsidiaries with their projects:

Name of the subsidiary	Ownership Percentage	Project	Location
Gold Canyon Resources Inc.	100%	Springpole Gold Project (“Springpole”) Birch-Uchi Projects (“Birch-uchi”)	Northwestern Ontario, Canada
Duparquet Gold Mines Inc.	100%	Duparquet Gold Project (“Duparquet”) Central Duparquet (“Duparquet”) Duquesne Gold Project (“Duquesne”) Pitt Gold Project (“Pitt”)	Québec, Canada

These financial statements were approved by the Board of Directors on August 12, 2026.

8

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

3. MARKETABLE SECURITIES

The Company’s marketable securities are classified as FVTOCI and are carried at fair value. The movements in marketable securities during the six months ended June 30, 2026 and year ended December 31, 2025 are summarized as follows:

Total Marketable Securities (FVOCI)
Balance as at December 31, 2024	$2,388
Additions	1,120
Disposals	(2,743)
Gain on marketable securities	3
Gain recorded in other comprehensive income	1,238
Balance as at December 31, 2025	$2,006
Disposals	(146)
Gain recorded in other comprehensive income	1,376
Balance as at June 30, 2026	$3,236

The Company owns securities of publicly traded companies. The investments where the Company does not have significant influence are classified as marketable securities which are designated as FVOCI.

4. PREPAID EXPENSES AND OTHER RECEIVABLES

	June 30, 2026	December 31, 2025
GST and HST receivables	$741	$680
Other receivables	100	7
Prepaid expenses	955	774
	$1,796	$1,461

9

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

5. MINERAL PROPERTIES

As at June 30, 2026 and December 31, 2025, the Company had the following mineral properties:

	Springpole (Note 5(a))	Birch- Uchi	Duparquet (Note 5(b))	Cameron (Note 6)	Hope Brook	Total
Balance as at December 31, 2025	$172,038	$11,447	$68,012	$-	$-	$251,497
Acquisition	13,115	-	2	-	-	13,117
Concessions, taxes, and royalties	154	-	54	8	-	216
Salaries and share-based payments	1,801	8	759	-	-	2,568
Drilling, exploration, and technical consulting	5,919	-	679	1	-	6,599
Environmental, assaying, and field supplies	9,553	41	2,679	-	-	12,273
Travel and other expenses	2,110	-	70	-	-	2,180
Total Expenditures	$32,652	$49	$4,243	$9	$-	$36,953
Assets held for sale	-	-	-	27,016	-	27,016
Disposal of properties	-	-	-	(27,025)	-	(27,025)
Environmental remediation	-	-	(879)	-	-	(879)
Balance as at June 30, 2026	$204,690	$11,496	$71,376	$-	$-	$287,562

	Springpole (Note 5(a))	Birch- Uchi	Duparquet (Note 5(b))	Cameron (Note 6)	Hope Brook	Total
Balance as at December 31, 2024	$154,237	$10,446	$55,212	$33,066	$3,098	$256,059
Acquisition	5	273	5,005	-	-	5,283
Concessions, taxes, and royalties	811	-	115	22	4	952
Salaries and share-based payments	3,322	255	1,622	148	-	5,347
Drilling, exploration, and technical consulting	1,695	348	2,210	23	-	4,276
Environmental, assaying, and field supplies	10,127	74	1,550	178	-	11,929
Travel and other expenses	1,840	51	162	5	-	2,058
Total Expenditures	$17,801	$1,001	$10,664	$376	$4	$29,846
Environmental remediation	-	-	2,136	-	-	2,136
Assets held for sale	-	-	-	(27,016)	-	(27,016)
Impairment of assets held for sale	-	-	-	(6,426)	-	(6,426)
Disposal of properties	-	-	-	-	(3,102)	(3,102)
Balance as at December 31, 2025	$172,038	$11,447	$68,012	$-	$-	$251,497

10

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

5. MINERAL PROPERTIES (continued)

The Company has various underlying agreements and commitments with respect to its mineral properties, which define annual or future payments in connection with maintenance of property interests, the most significant of which is discussed below.

a) Springpole Project

During January 2026, a subsidiary of the Company acquired the net assets of a private Company associated with the Birch and Casummit Lake properties. In connection with the terms of the agreement, the Company issued 1,000,000 common shares and made a cash payment of $0.2 million.

During February 2026, the Company completed an amendment to a royalty agreement related to the Springpole Project with a private holder. In connection with the amendment, the Company issued 6,017,000 common shares and made a cash payment of $1.4 million. As the consideration was directly attributable to the Company’s mineral property interest in Springpole, the amount was capitalized to mineral property acquisition costs.

On June 29, 2026, the Company received final environmental assessment approval for the Springpole Gold Project from the Impact Assessment Agency of Canada, triggering additional consideration payable under the amended royalty agreement. The consideration is comprised US$2.0 million in cash and US$3.0 million payable in the issuance of common shares of the Company, and was capitalized to mineral property acquisition costs. As the number of shares issuable was not fixed and determined based on prevailing market prices at a future date, the obligation to issue shares did not meet the fixed-for-fixed criteria for equity classification under IAS 32 Financial Instruments: Presentation, and accordingly the Company recognized a financial liability of US$5.0 million ($7.1 million) as at June 30, 2026, presented within current liabilities as Property consideration payable.

b) Duparquet Project

As at June 30, 2026, the Company’s provision for environmental remediation activities is $1,927,000 (For the year ended December 31, 2025 - $2,806,000). The environmental remediation includes site preparation, construction of a storage area, construction of an access road, excavation and transportation of mining material, and site restoration and rehabilitation of the historical storage area. The Company has received permit approval in 2025 from the Ministry of Environment, the Fight Against Climate Change, Wildlife and Parks (“MELCCFP”). Phase 1 of the remediation project, which primarily involved construction of the new storage area, was completed in November 2025. Phase 2 of the environmental remediation cost is based on the current scope of work and management’s best estimate of the remaining costs required to complete the remediation activities. The final environmental remediation cost may vary depending on additional feedback received from MELCCFP and the execution of the work.

6. INVESTMENT IN SEVA MINING CORP.

a) Seva Mining Purchase Agreement Overview

On March 10, 2026, the Company completed the sale of its previously owned subsidiary, Cameron Gold, which owns the Cameron Gold Project to Seva Mining under an amalgamation agreement pursuant to which the Company received (i) $5.0 million in cash; (ii) 80.0 million common shares of Seva Mining; and (iii) a future cash payment of at least $2.0 million to be received upon the processing of a stockpile at the Cameron Gold Project pursuant to the Stockpile Agreement. The transaction was previously announced as having a total estimated consideration of approximately $27.0 million. The final consideration amount was measured at fair value upon closing of the transaction on March 10, 2026 as described below.

11

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

6. INVESTMENT IN SEVA MINING CORP. (continued)

b) Recognition of Consideration Received

The components of the consideration received in connection with the sale of Cameron Gold comprised the following:

Transaction Consideration
Cash	$5,000
Seva Mining shares	24,867
Deferred consideration related to Stockpile Agreement	1,720
Total	$31,587

Share Consideration

The Company accounts for its investment in Seva Mining using the equity method under IAS 28. The fair value of the Seva Mining shares at closing of $24,867,000 was determined using the quoted price of Seva Mining common shares on the 10-day VWAP from start of the first trading day on March 18 to March 31, 2026. The Company was unable to use the quoted price on March 10, 2026 as the shares of Seva Mining was not actively traded at that date. A blended DLOM was applied to account for the reduced liquidity to reflect the applicable transfer restrictions in accordance with the Amalgamation and Investors Rights Agreement between First Mining and Seva Mining.

Deferred Consideration Receivable - Stockpile Agreement

As part of the consideration received for the disposition of Cameron Gold, the Company is entitled to receipt of a future payment related to the processing and sale of ore stockpiles under the Stockpile Agreement. The stockpile receivable has been recognized as a financial asset and measured at fair value at initial recognition under IFRS 9 at the transaction date. Subsequent measurement will be measured at FVTPL.

The fair value of the future payment of the ore stockpile was $1,720,000. The fair value was determined using a discounted cash flow model based on expected future cash flows from the processing and sale of the stockpile, incorporating assumptions, including: (i) the expected timing of funds received; and (ii) a risk-adjusted discount rate. The measurement is classified as Level 3 in the fair value hierarchy because it incorporates significant unobservable inputs. Changes in these assumptions could have an impact on the estimated fair value. The fair value of the deferred consideration receivable was $1,738,000 as at June 30, 2026.

c) Disposal reconciliation

The carrying amount of Cameron Gold at March 10, 2026 was $27,023,000 and was held for sale. Upon closing, the Cameron Gold assets held for sale were derecognized and the gain on disposal was determined by comparing its carrying amount with the fair value of the consideration received.

12

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

6. INVESTMENT IN SEVA MINING CORP. (continued)

Disposal of Cameron Gold
Fair value of consideration received on March 10, 2026	$31,587
Less: Carrying amount of disposal group at December 31, 2025	26,687
Mineral property expenditures from Jan 1 to Mar 10, 2026	9
Net asset change from Jan 1 to Mar 10, 2026	327
Carrying amount of Cameron disposal group at March 10, 2026	$(27,023)
Gain on Disposal of Cameron / loss of control	4,564
Less: Transaction costs of disposal	(477)
Gain on disposal of subsidiary	$4,087

d) Equity Accounting Method for Investment in Seva Mining

In accounting for the disposition of Cameron Gold and the resulting investment in Seva Mining, management applied judgment in determining that the Company lost control of Cameron Gold on March 10, 2026 and therefore derecognized the subsidiary in accordance with IFRS 10. Following the transaction, the Company retained approximately 47.85% ownership in Seva Mining and after evaluating of governance rights, board representation and ability to participate in Seva Mining’s policy decisions, management concluded that it has significant influence over Seva Mining.  Accordingly, the retained interest was classified as an investment in associate and is accounted for using the equity method from the acquisition date.

Upon closing of the transaction, First Mining held 47.85% of Seva Mining common shares (on an undiluted basis). The Company has concluded it has significant influence over Seva Mining and accounts for its investment using the equity method from the acquisition date. The Company’s share of Seva Mining’s results was determined based on Seva Mining’s audited annual financial statements for the year ended January 31, 2026, its unaudited interim financial statements for the two months ended March 31, 2026 (as publicly filed), and financial information provided by Seva Mining for the period from April 1, 2026 to June 30, 2026.

Investment in Seva Mining
Balance, December 31, 2025	$-
Initial Recognition on March 10, 2026	24,867
Equity profit/(loss) – March 11 to June 30, 2026	(1,527)
Balance, June 30, 2026	$23,340

 f) Reconciliation of Investment Carrying Amount

Net assets Seva Mining as of March 10, 2026 (100%)	$36,029
First Mining’s share of net assets (47.71%)	17,189
Incremental fair value	7,678
Equity loss (March 11, 2026 to June 30, 2026)	(1,527)
Carrying value	$23,340

The fair value of the Company’s investment in Seva Mining was $29,600,000 as at June 30, 2026, based on the closing market price of $0.37 per share.

13

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

7. INVESTMENT IN PC GOLD INC.

As at June 30, 2026, the Company owns a 20% interest in PC Gold Inc. and maintains significant influence, which requires the investment to be accounted for using equity accounting. As at June 30, 2026 the carrying value of the investment in PC Gold Inc. was $14,297,000 (December 31, 2025 - $21,524,000). The subsequent equity accounting for PC Gold is based on audited results that are publicly available information for the year ended June 30, 2025, supplemented by unaudited financial information provided by PC Gold for the year ended June 30, 2026.

On February 9, 2026, Firefly Metals Ltd. (“Firefly”) announced the sale of its 70% interest in PC Gold Inc. (“PC Gold”) to Bellavista for 60 million shares as upfront consideration upon completion of the sale transaction, together with 50 million performance rights as contingent consideration (“Bellavista Transaction”). In connection with this transaction, Bellavista exercised its PC Gold buydown right to increase its ownership to 80% of the Project by paying $3,000,000 in cash, upon completion of the transaction.

The Bellavista Transaction closed on April 29, 2026. Concurrently, Bellavista exercised its contractual right to increase its interest in PC Gold by paying $3,000,000 in cash directly to the Company, reducing the Company’s ownership interest from 30% to 20%. The Company accounted for this reduction as a partial disposal of its interest in PC Gold. Total consideration for the 10% interest disposed of comprised of $3,000,000 in cash and the extinguishment of a $4,692,000 option liability previously recognized in respect of the Company’s obligation associated with Bellavista’s right to acquire an additional 10% interest in PC Gold. The transaction resulted in a gain on partial disposal of $517,000 for the period ended June 30, 2026, representing the excess of total consideration of $7,692,000 over the carrying value of the 10% interest derecognized of $7,175,000. In connection with the transaction, the Company’s pro rata share of environmental reclamation funding decreased to 20%. As at June 30, 2026 the Company recorded a liability for reclamation funding of $101,000 (December 31, 2025 - $151,000), consistent with Bellavista’s estimate of the environmental reclamation provision.

Carrying value as of December 31, 2025	$21,524
Carry amount derecognized for 10% equity buydown	(7,225)
Equity loss	(2)
Carrying value as of June 30, 2026	$14,297

As at June 30, 2026, PC Gold’s recoverable amount exceeded its carrying amount; therefore, no impairment was recognized.

8. SILVER STREAM DERIVATIVE LIABILITY

a) Silver Purchase Agreement Overview and Consideration Received

On June 10, 2020, the Company entered into a silver purchase agreement (the “Silver Purchase Agreement”) with First Majestic Silver Corp. (“First Majestic”), closing on July 2, 2020. Under the agreement, First Majestic paid total consideration of US$22.5 million, and the Company issued common share purchase warrants, for the right to purchase 50% of payable silver produced from the Springpole Gold Project over the life of mine (the “Silver Stream”).  The Company has received the total consideration in full, and all common share purchase warrants issued to First Majestic under the Silver Purchase Agreement have been exercised. Refer to the Company’s audited annual financial statements for the year ended December 31, 2025 for full details.

The Company retains the option to repurchase 50% of the Silver Stream for US$22.5 million (approximately $32.0 million as at June 30, 2026) at any time prior to commencement of production at the Springpole Gold Project. A Monte Carlo simulation was used to evaluate the buy-back option under the Silver Stream Agreement.

14

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

8. SILVER STREAM DERIVATIVE LIABILITY (continued)

The Silver Stream has an initial term of 40-year term from July 2, 2020, with automatic 10-year extensions for the life of mine. If, upon expiry, the advance payment has not been fully credited through silver deliveries, the uncredited balance is refundable to First Majestic without interest. Silver may be substituted with refined silver from other sources, excluding silver purchased on a commodity exchange.

b) Silver Stream Derivative Liability Fair Value

The Company has determined that the Silver Stream is a standalone derivative measured at FVTPL. The estimated fair value of the Silver Stream derivative liability is determined using a discounted cash flow model which incorporates a Monte Carlo simulation, with the following key input assumptions: 1) Observable assumptions including implied volatility of COMEX silver, COMEX silver future curve, silver spot price, USD risk-free rate, USD/CAD foreign exchange rates, and share price of the Company, and 2) Unobservable assumptions including the timing of commencement of production (2030 based on the updated prefeasibility study), estimated annual silver production volumes (averaging 1.47 million payable ounces a year over the life of mine based on the updated prefeasibility study), the Company’s credit spread, and payable silver quantities.

The fair value of the Silver Stream derivative liability is classified within Level 3 of the fair value hierarchy because certain significant inputs are unobservable. The fair value is determined by a third party valuation expert using an independent Monte Carlo model reviewed quarterly by management. Unobservable inputs are updated based on recent comparable market data.

The estimated fair value is sensitive to changes in key assumptions, particularly silver spot prices, silver forward prices, foreign exchange rates, volatility assumptions, the Company’s credit spread and payable silver quantities, and a change in any of these assumptions could result in a material change in the estimated fair value. The table below summarizes key valuation inputs as at June 30, 2026 and December 31, 2025, together with the percentage change during the period.

Key valuation inputs	June 30, 2026	December 31, 2025	Change
Volatility of COMEX Silver	0.527	0.815	-35%
Silver spot price	58.600	71.663	-18%
Silver price forward curve (weighted average)	89.798	84.559	6%
USD /CAD foreign exchange rate	1.421	1.371	4%

The fair value of the Silver Stream derivative liability is valued using a Monte-Carlo simulation, with gains or losses recorded in the statement of net loss and comprehensive loss. As at June 30, 2026, the fair value of the Silver Stream derivative liability is US$87,842,000 ($124,823,000). The fair value of the Silver Stream derivative liability as at December 31, 2025 was US$78,258,000 ($107,260,000).

	June 30, 2026	December 31, 2025
Balance, beginning of the period	$(107,260)	$(34,414)
Advanced payment received	-	(5,867)
Change in fair value	(17,563)	(66,979)
Balance, end of the period	$(124,823)	$(107,260)

15

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

8. SILVER STREAM DERIVATIVE LIABILITY (continued)

The change in fair value of the Silver Stream derivative liability reflects the net impact of changes in key valuation inputs, including silver prices, forward curves, volatility and foreign exchange rates. During the period, the movement was primarily influenced by the increase in the forward curve and foreign exchange partially offset by decreases in spot prices and volatility. The valuation is sensitive to changes in these assumptions, as illustrated in the sensitivity analysis above.

9. ACCOUNTS PAYABLE, ACCRUED LIABILITIES AND PROPERTY CONSIDERATION PAYABLE

	June 30, 2026	December 31, 2025
Accounts payable	$3,579	$3,662
Accrued liabilities	10,075	10,140
Property consideration payable	7,105	-
Total	$20,759	$13,802

During the year ended December 31, 2025, the Company recognized a liability of $5 million related to an obligation to the royalty holders of the Duquesne NSR. The amount reflects management’s current estimate of the consideration that may be required to settle or repurchase the royalty interest.  The Company continues to record this liability as of June 30, 2026, based on ongoing discussions with the royalty holders.

10. FLOW-THROUGH SHARE PREMIUM LIABILITY

The following is a continuity schedule of the liability portion of the Company’s flow-through share issuances:

	June 14, 2024	August 5, 2025	Total
Balance, December 31, 2024	$977	$-	$977
Liability incurred for flow-through share issued August 5,2025	-	1,745	1,745
Settlement of flow-through share premium liability upon incurring eligible expenditures	(977)	(465)	(1,442)
Balance, December 31, 2025	$-	$1,280	$1,280
Settlement of flow-through share premium liability upon incurring eligible expenditures	-	(453)	(453)
Balance, June 30, 2026	$-	$827	$827

As at June 30, 2026 the Company had unspent flow-through expenditure commitments of $3,636,000 (December 31, 2025 – $5,631,000), which are required to be spent by December 31, 2026.

11. SHARE CAPITAL

a) Authorized

Unlimited number of common shares with no par value.

Unlimited number of preferred shares with no par value.

16

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

11. SHARE CAPITAL (continued)

b) Issued and Fully Paid

Common shares as at June 30, 2026: 1,396,238,283 (December 31, 2025 - 1,343,755,162).

Preferred shares as at June 30, 2026: nil (December 31, 2025 - nil).

On February 5, 2026, 426,614 common shares were cancelled pursuant to sunset clause provisions related to historical acquisitions in 2016. No consideration was paid or received by the Company. The cancellation reduced shares issued and outstanding by 426,614 and resulted in a reduction in share capital with a corresponding reclassification within equity, with no impact on total equity or recognition of any gain or loss, and is reflected in the Statement of Changes in Equity.

Subsequent to June 30, 2026, the Company issued common shares to settle a contractual payment obligation of US$3.0 million ($4,082,000). The obligation was recognized in Statement of Changes in equity as Common Share Obligation.

c) Warrants

The movements in warrants during the six months ended June 30, 2026 and year ended December 31, 2025 are summarized as follows:

	Number	Weighted average exercise price
Balance as at December 31, 2024	141,686,740	$0.242
Warrants issued	97,509,993	0.270
Warrants exercised	(53,808,807)	0.203
Balance as at December 31, 2025	185,387,926	$0.237
Warrants exercised	(32,234,319)	0.233
Balance as at June 30, 2026	153,153,607	$0.241

The following table summarizes information about warrants outstanding as at June 30, 2026:

Exercise price	Number of warrants outstanding	Weighted average exercise price ($ per share)	Weighted average remaining life (years)
$0.200	63,624,352	$0.200	0.91
$0.270	89,529,255	$0.270	2.09
	153,153,607	$0.241	1.60

d) Stock Options

The Company has adopted a stock option plan that allows for the granting of stock options to Directors, Officers, employees and certain consultants of the Company for up to 10% of the Company’s issued and outstanding common shares. Stock options granted under the plan may be subject to vesting provisions as determined by the Board of Directors.

During the six months ended June 30, 2026, the Company issued 7,157,500 (six months ended June 30, 2025 - nil) common shares pursuant to the exercise of stock options, for net proceeds of $3,784,000 (2025 - $nil). The weighted average share price on the dates of exercise was $0.34 per share (2025 – N/A). In connection with the exercises, the Company transferred $1,362,000 (2025 - $nil) from share-based payment reserve to share capital.

17

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

11. SHARE CAPITAL (continued)

The movements in stock options during the six months ended June 30, 2026 and year ended December 31, 2025 are summarized as follows:

	Number	Weighted average exercise price
Balance as at December 31, 2024	58,467,500	$0.200
Options granted	19,800,000	0.147
Options exercised	(8,012,500)	0.144
Options expired	(4,825,000)	0.287
Options forfeited	(700,000)	0.125
Balance as at December 31, 2025	64,730,000	$0.185
Options granted	7,180,000	0.580
Options exercised	(7,157,500)	0.338
Balance as at June 30, 2026	64,752,500	$0.211

The following table summarizes information about the stock options outstanding as at June 30, 2026:

	Options Outstanding			Options Exercisable
Exercise price	Number of options	Weighted average exercise price ($ per share)	Weighted average remaining life (years)	Number of options	Weighted average exercise price ($ per share)	Weighted average remaining life (years)
$0.10 - 0.18	35,637,500	$0.121	3.05	31,105,000	$0.121	2.97
$0.185 - 0.25	11,985,000	$0.191	1.61	11,985,000	$0.191	1.61
$0.26 - 0.58	17,130,000	$0.413	2.67	10,745,000	$0.333	1.52
	64,752,500	$0.211	2.68	53,835,000	$0.179	2.38

During the six months ended June 30, 2026, there were 7,180,000 (six months ended June 30, 2025 - 18,000,000) stock options granted with an aggregate fair value at the date of grant of $2,077,000 (2025 - $1,124,000). As at June 30, 2026, 11,355,000 (2025 – 19,977,000) stock options remain unvested with an aggregate grant date fair value of $2,025,000 (2025 - $1,210,000).

Certain stock options granted were directly attributable to exploration and evaluation expenditures on mineral properties and were therefore capitalized to mineral properties.

In addition, certain stock options were subject to vesting provisions. These two factors result in differences between the aggregate fair value of stock options granted and total share-based payments expensed during the periods.

For the six months ended June 30, 2026, share-based payments expense is comprised of stock options for $1,491,000, restricted share units (“RSUs”) for $362,000, deferred share units (“DSUs”) for $36,000, and performance share units (“PSUs”) for $251,000, which are classified within the financial statements as follows:

18

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

11. SHARE CAPITAL (continued)

	For the six months ended June 30,
Statements of Net Loss:	2026	2025
General and administration	$881	$668
Exploration and evaluation	72	20
Investor relations and marketing communications	198	109
Corporate development and due diligence	184	189
Subtotal	$1,335	$986
Statements of Financial Position:
Mineral Properties	806	506
Total	$2,141	$1,492

The grant date fair value of the stock options granted in the period has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	For the six months ended June 30,	For the year ended December 31,
	2026	2025
Risk-free interest rate	2.81%	2.80%
Share price at grant date (in dollars)	$0.58	$0.15
Exercise price (in dollars)	$0.58	$0.15
Expected life (years)	5.00 years	5.00 years
Expected volatility (1)	58.62%	57.70%
Forfeiture rate (2)	4.70%	3.50%
Expected dividend yield	Nil	Nil

(1)	The computation of expected volatility was based on the Company’s historical price volatility, over a period which approximates the expected life of the option.
(2)	The computation of the forfeiture rate was based on management’s estimate of expected forfeitures over the vesting period, using historical forfeiture experience and expected employee turnover.

e) Restricted Share Units

During the six months ended June 30, 2026, the Company granted 1,262,500 (six months ended June 30, 2025 - 7,756,956) RSUs under its share-based compensation plan to the Company’s executive officers and management as part of the Company’s long-term incentive plan (“LTIP”). Unless otherwise stated, the awards typically have a graded vesting schedule over a three-year period and will be settled in equity upon vesting.

During the six months ended June 30, 2026, the Company issued 1,965,050 (six months ended June 30, 2025 – 1,194,796) common shares pursuant to the exercise of RSUs for an aggregate settlement value of $210,000 (2025 - $135,000).

The associated compensation cost, which is based on the underlying share price on the date of grant, is recorded as share-based payments expense against share-based payment reserve.

19

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

11. SHARE CAPITAL (continued)

The following table summarizes the changes in RSU’s for the six months ended June 30, 2026 and the year ended December 31 2025:

	Number	Weighted average fair value
Balance as at December 31, 2024	9,680,449	$0.115
RSUs granted	7,756,956	0.108
RSUs settled	(3,511,533)	0.123
Balance as at December 31, 2025	13,925,872	$0.112
RSUs granted	1,262,500	0.501
RSUs settled	(1,965,050)	0.107
Balance as at June 30, 2026	13,223,322	$0.150

f) Deferred Share Units

During the six months ended June 30, 2026, the Company granted 90,000 (six months ended June 30, 2025 - 400,000) DSUs under its share-based compensation plan to a director as part of the Company’s LTIP. DSUs have a graded vesting schedule over an 18-month period and will be settled in equity upon vesting.

The associated compensation cost, which is based on the underlying share price on the date of grant, is recorded as share-based payments expense against share-based payment reserve.

	Number	Weighted average fair value
Balance as at December 31, 2024	1,509,000	$0.212
DSUs granted	400,000	0.125
Balance as at December 31, 2025	1,909,000	$0.192
DSUs granted	90,000	0.580
Balance as at June 30, 2026	1,999,000	$0.209

g) Performance Share Units

During the six months ended June 30, 2026, the Company granted 1,050,000 (six months ended June 30, 2025 - 3,600,000) PSUs under the Plan to certain executives as part of the Company’s LTIP. The amount of shares ultimately to be issued will vary from a factor of 0 to 2 based on the number of PSUs granted, depending on the Company’s share performance as compared to the share performance of a selected group of peer companies.

The estimated value of the PSUs is determined at the grant date using a Monte Carlo simulation model. The model is based on several assumptions, including the grant date share price of the Company’s common shares, share price volatility of the Company’s stock, the volatility of the selected group of peer companies, the correlation of returns between the peer group and the Company, the risk-free interest rate over the term of the awards, the expected term to vesting, and the dividend yield. These assumptions are used in estimating the grant date fair value of the PSUs, which are subject to market-based performance conditions.

20

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

11. SHARE CAPITAL (continued)

During the six months ended June 30, 2026, the Company issued 1,000,000 (six months ended June 30, 2025 – 455,000) common shares pursuant to the settlement of PSUs for an aggregate value of $221,000 (2025 - $108,000).

The following table summarizes the changes in PSUs for the six months ended June 30, 2026 and year ended December 31, 2025:

	Number	Weighted average fair value
Balance as at December 31, 2024	10,466,000	$0.157
PSUs granted	3,600,000	0.131
PSUs settled	(758,000)	0.238
PSUs forfeited	(758,000)	0.238
Balance as at December 31, 2025	12,550,000	$0.142
PSUs granted	1,050,000	0.613
PSUs settled	(1,000,000)	0.221
Balance as at June 30, 2026	12,600,000	$0.175

12. OPERATING EXPENSES

Operating expenses by nature, which map to the Company’s functional operating expense categories presented in the consolidated statements of net loss and comprehensive loss, are as follows:

	For the three months ended June 30, 2026
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$123	$69	$17	$1	$210
Consultants	39	18	45	36	138
Depreciation (non-cash)	43	72	-	-	115
Directors’ fees	103	-	-	-	103
Exploration and evaluation	-	-	-	-	-
Marketing and conferences	1	-	303	4	308
Professional fees	173	13	-	-	186
Salaries	567	63	172	109	911
Share-based payments (non-cash) (Note 11)	356	12	115	54	537
Transfer agent and filing fees	12	1	53	-	66
Travel and accommodation	10	1	29	42	82
Operating expenses total	$1,427	$249	$734	$246	$2,656

21

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

12. OPERATING EXPENSES (continued)

	For the three months ended June 30, 2025
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$105	$83	$6	$1	$195
Consultants	120	6	38	-	164
Depreciation (non-cash)	44	81	-	-	125
Directors’ fees	97	-	-	-	97
Marketing and conferences	-	-	263	6	269
Professional fees	201	-	-	-	201
Salaries	303	47	103	59	512
Share-based payments (non-cash) (Note 11)	298	7	50	91	446
Transfer agent and filing fees	38	-	32	-	70
Travel and accommodation	14	1	15	17	47
Operating expenses total	$1,220	$225	$507	$174	$2,126

	For the six months ended June 30, 2026
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$225	$123	$19	$1	$368
Consultants	165	24	61	85	335
Depreciation (non-cash)	72	150	-	-	222
Directors’ fees	182	-	-	-	182
Exploration and evaluation	-	4	-	-	4
Marketing and conferences	1	6	524	8	539
Professional fees	215	13	-	-	228
Salaries	1,054	103	310	183	1,650
Share-based payments (non-cash) (Note 11)	881	72	198	184	1,335
Transfer agent and filing fees	274	1	53	-	328
Travel and accommodation	15	5	57	57	134
Operating expenses total	$3,084	$501	$1,222	$518	$5,325

	For the six months ended June 30, 2025
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$208	$155	$16	$2	$381
Consultants	211	13	38	9	271
Depreciation (non-cash)	79	162	-	-	241
Directors’ fees	172	-	-	-	172
Marketing and conferences	-	1	444	8	453
Professional fees	331	-	-	-	331
Salaries	536	82	273	218	1,109
Share-based payments (non-cash) (Note 11)	632	20	91	137	880
Transfer agent and filing fees	153	-	45	-	198
Travel and accommodation	26	2	22	36	86
Operating expenses total	$2,348	$435	$929	$410	$4,122

22

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

13. SEGMENT INFORMATION

The Company operates in a single reportable operating segment, being the acquisition, exploration, development and strategic disposition of its Canadian mineral properties. All of the Company’s non-current assets as at June 30, 2026 and December 31, 2025 are located in Canada.

14. RELATED PARTY TRANSACTIONS

The Company’s related parties consist of the key management personnel, as well as the Company’s Directors and Officers.

Key management of the Company consists of the Company’s Directors, Officers, and Vice Presidents. The compensation paid or payable to key management for services during the three and six months ended June 30, 2026 and 2025 is as follows:

	For the three months ended June 30,		For the six months ended June 30,
Service or Item:	2026	2025	2026	2025
Directors’ fees	$103	$97	$182	$172
Salaries and consultants’ fees	401	825	868	1,427
Share-based payments (non-cash)	584	453	1,297	1,020
Total	$1,088	$1,375	$2,347	$2,619

15. FAIR VALUE

Fair values have been determined for measurement and/or disclosure requirements based on the methods below.

The Company characterizes fair value measurements using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•	Level 1 fair value measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•

Level 3 fair value measurements are those derived from valuation techniques that include significant inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of cash and cash equivalents, prepaid expenses and other receivables, and accounts payable, accrued, property consideration payable, and other liabilities approximated their fair values because of the short-term nature of these financial instruments. These financial instruments are financial assets and liabilities at amortized cost.

The carrying value of marketable securities was based on the quoted market prices of the shares as at June 30, 2026 and was therefore considered to be Level 1.

The fair value of the Seva Mining shares was determined using the 10-day VWAP from the start of the first trading day on March 18 to March 31, 2026, and adjusted for a discount for lack of marketability to reflect applicable transfer restrictions.

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FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

15. FAIR VALUE (continued)

As at June 30, 2026, the Company’s deferred consideration related to stockpile recovery is classified as a financial asset at FVTPL. The fair value was determined using a discounted cash flow model based on expected future cash flows in accordance with the Stockpile Agreement. The measurement is classified as Level 3 in the fair value hierarchy due to the use of significant unobservable inputs, including assumptions regarding recoverable quantities, timing of production, commodity prices and discount rates.

The Silver Stream was determined to be a derivative liability, which is classified as a financial liability at FVTPL. The carrying value of the derivative liability was not based on observable market data and involved complex valuation methods and was therefore considered to be Level 3. Changes in key valuation assumptions, including commodity prices and discount rates, could result in significant fluctuations in the fair value of the liability. The loss on the Silver Stream derivative was due to a 28% decrease in volatility in the underlying precious metal, a 0.07% increase in the weighted average forward curve of the silver price, and a 25% decrease in the silver spot price, and changes in the discount factors resulting from a decrease in the credit spread and the shorter time to each delivery date as at June 30, 2026 compared to December 31, 2025.

The following table presents the Company’s fair value hierarchy for financial assets and liabilities that are measured at fair value:

	June 30, 2026				December 31, 2025
		Fair value measurement				Fair value measurement
	Carrying value	Level 1	Level 2	Level 3	Carrying value	Level 1	Level 2	Level 3
Financial assets:
Marketable securities (Note 3)	$3,236	$3,236	$-	$-	$2,006	$2,006	$-	$-
Deferred consideration receivable on stockpile (Note 6)	$1,738	$-	$-	$1,738	$-	$-	$-	$-
Financial liabilities:
Silver Stream derivative liability (Note 8)	$124,823	$-	$-	$124,823	$107,260	$-	$-	$107,260
Option - PC Gold (Note 7)	$-	$-	$-	$-	$4,692	$-	$-	$4,692

16. SUBSEQUENT EVENTS

a)

Subsequent to June 30, 2026, the Company made an advance royalty payment of US$2.0 million in cash and issued 7,758,969 common shares in satisfaction of the US$3.0 million share-settled portion of the obligation, based on a VWAP of $0.5491 per share in connection with the Springpole Gold Project royalty agreement. Separately, the Company has delivered notice of its election to acquire the underlying patented mineral claims pursuant to the Royalty Agreement. This transfer has not yet closed as of the date of these financial statements.

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